FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.  1        FRN Variable Rate Fix released on 06 May 2003
No.  2        Doc re. Pricing Supplement released on 06 May 2003
No.  3        FRN Variable Rate Fix released on 06 May 2003
No.  4        FRN Variable Rate Fix released on 08 May 2003
No.  5        Doc re. Pricing Supplement released on 09 May 2003
No.  6        Doc re. Pricing Supplement released on 09 May 2003
No.  7        Doc re. Pricing Supplement released on 09 May 2003
No.  8        Employee Share Option Scheme released on 09 May 2003
No.  9        Doc re. Pricing Supplement released on 09 May 2003

Document No.  1

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--May 6, 2003--

RE: NORTHERN ROCK PLC
    GBP 50,000,000.00
    MATURING: 02-Feb-2004
    ISSUE DATE: 02-FEB-1999
    ISIN: XS0094489779

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 02-May-2003 TO 04-Aug-2003 HAS BEEN FIXED AT 3.793750 PCT.

INTEREST PAYABLE VALUE 04-Aug-2003 WILL AMOUNT TO GBP 977.02 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 020 7508 3857/3855 OR FAX: 44 020 7508 3881.


RATEFIX DESK
CITIBANK N.A., LONDON

Document No.  2

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     244
Description:                      Issue of GBP 5,300,000 Floating Rate Notes due
                                  2008
Currency/ Principal Amount:       Pounds Sterling ("GBP")
Issue Price:                      100.00 per cent.
Specified Denomination            GBP 10,000
Issue Date:                       7 May 2003
Maturity Date:                    30 October 2008
ISIN:                             XS0168182326

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No.  3

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--May 6, 2003--

RE: NORTHERN ROCK PLC
    GBP 15,000,000.00
    MATURING: 04-Feb-2004
    ISSUE DATE: 04-Feb-2002
    ISIN: XS0142579423

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
06-May-2003 TO 04-Aug-2003 HAS BEEN FIXED AT 3.593130 PCT.

INTEREST PAYABLE VALUE 04-Aug-2003 WILL AMOUNT TO
GBP 885.98 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3857/3855 OR FAX: 44 020 7508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No.  4

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--May 8, 2003--

RE: NORTHERN ROCK PLC
    GBP 5,300,000 SERIES 244 EMTN
    DUE: OCTOBER 2008
    ISIN: XS0166858018

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
07MAY03 TO 30JUL03 HAS BEEN FIXED AT 3.73577 PCT PER ANNUM

INTEREST PAYABLE VALUE 30JUL03 WILL AMOUNT TO:
GBP 85.97 PER GBP 10,000 DENOMINATION
-------------------------------------

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No.  5

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     246
Description:                      Issue of GBP 3,840,000 Floating Rate Notes due
                                  10 November 2008
Currency/ Principal Amount:       Pound Sterling ("GBP")
Issue Price:                      100 per cent.
Specified Denomination            GBP 1,000
Issue Date:                       9 May 2003
Maturity Date:                    10 November 2008
ISIN:                             XS0168553328

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No.  6

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     248
Description:                      Issue of GBP 3,348,000 Floating Rate Notes due
                                  15 May 2009
Currency/ Principal Amount:       Pound Sterling ("GBP")
Issue Price:                      100 per cent.
Specified Denomination            GBP 1,000
Issue Date:                       9 May 2003
Maturity Date:                    15 May 2009
ISIN:                             XS0168553914

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No.  7

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     247
Description:                      Issue of GBP 475,000 Floating Rate Notes due
                                  12 May 2008
Currency/ Principal Amount:       Pound Sterling ("GBP")
Issue Price:                      100 per cent.
Specified Denomination            GBP 1,000
Issue Date:                       9 May 2003
Maturity Date:                    12 May 2008
ISIN:                             XS0168553674

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No.  8

                              NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 9 May 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 6,250, Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,249,675 Shares representing 1.25% of the Company's issued share capital.

Document No.  9

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     245
Description:                      Issue of GBP 4,526,000 Floating Rate Notes due
                                  9 July 2008
Currency/ Principal Amount:       Pound Sterling ("GBP")
Issue Price:                      100 per cent.
Specified Denomination            GBP 1,000
Issue Date:                       9 May 2003
Maturity Date:                    9 July 2008
ISIN:                             XS0168552866

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date: 12 May 2003               By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary